Advanced Series Trust

655 Broad Street

6th Floor

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

December 17, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jaea Hahn

Re:	Advanced Series Trust: Form N-1A
Post-Effective Amendment No. 195 to the Registration
Statement under the Securities Act of 1933;
Amendment No. 207 to the Registration Statement under
the Investment Company Act of 1940
Securities Act Registration No. 033-24962
Investment Company Act No. 811-05186

Dear Ms. Hahn:

We filed through EDGAR on September 25, 2024 on behalf of AST Bond Portfolio 2036 (the “Portfolio”), a series of Advanced Series Trust (the “Trust” or “Registrant”), Post-Effective Amendment No. 195 to the Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 207 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(2) under the 1933 Act solely for the purpose of adding the Portfolio as a new series to the Trust.

This letter responds to the Staff’s comments on the Amendment that you conveyed by telephone on November 22, 2024. For your convenience, a summary of the Staff’s comments is included herein and the Portfolio’s responses are keyed accordingly, as set forth below. The responses will be included in Post-Effective Amendment No. 198 to the Registrant’s registration statement under the 1933 Act to be filed under Rule 485(b) on December 18, 2024.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment. The Commission Staff’s comment, and the Registrant’s proposed responses are set forth below.

STATUTORY PROSPECTUS:

1.Comment: In the “Summary” section, footnote 3 to the Annual Portfolio Operating Expenses table states that expenses waived by the Registrant may be recouped within the same fiscal year. Please clarify if this is accurate as the Staff has normally seen such expenses being recouped within three years and the formula for recoupment is that it cannot cause the net expense to exceed the expense limit at the time of recoupment or at the time of the fee waiver or reimbursement, whichever is lower.

Response: The Registrant confirms that waived expenses can only be recouped within the same fiscal year.

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2.Comment: In the “Principal Investment Strategies” section, the disclosure indicates that the Portfolio invests approximately 95% of its assets in the AST Target Maturity Central Portfolio (the Central Portfolio). Please enhance the disclosure to indicate whether this investment strategy is intended to be a non-fundamental investment policy and whether 60-days’ notice would be provided to shareholders and the Fund’s Board of Trustees in the event of a change to this strategy.

Response: The Registrant affirms that the Portfolio’s investment in the Central Portfolio is a non- fundamental investment policy and is a means to satisfying the Portfolio’s 80% investment policy of investing its assets in intermediate and long-term bonds (debt obligations) that are rated investment grade by the major ratings services, or, if unrated, considered to be of comparable quality by the Portfolio’s subadviser, PGIM Fixed Income, and high-quality money market instruments.. The Registrant does not believe that providing a 60-day notice to shareholders would be required in the event the Portfolio no longer invests in the Central Portfolio and instead invests directly in bonds and other debt obligations to satisfy its 80% investment policy. The Portfolio’s manager would discuss any such changes to the implementation of the Portfolio’s strategy with the Board of Trustees in the normal course of business.

3.Comment: In the “Principal Investment Strategies” section, please clarify the disclosure regarding the Central Portfolio. Specifically, please indicate whether this structure is a master/feeder structure, if applicable. Further, please provide additional disclosure around the Central Portfolio, such as whether the Central Portfolio is a registered investment company and if so, include a statement that it is subject to the Investment Company Act and direct investors to additional information.

Response: The Central Portfolio is a diversified investment company as defined by the 1940 Act. Shares of the Central Portfolio have not been registered under the 1933 Act, or the securities laws of any state. The Central Portfolio issues its shares only in private placement transactions in accordance with Regulation D or other applicable exemptions under the 1933 Act. The Registrant confirms that the Portfolio’s investment in the Central Portfolio is not part of a master/feeder fund structure.

In response to the Staff’s comment, the Registrant has provided the additional information about the Central Portfolio suggested by the Staff in the Portfolio’s Item 9 disclosure on Form N-1A. Given that the Central Portfolio is privately offered and not publicly available for investment, the Registrant does not believe it is necessary to direct investors to additional information about the Central Portfolio.

4.Comment: In the “Principal Investment Strategies” section, please clarify the reference to “2036” in the

Portfolio’s name and indicate whether the reference to 2036 reflects the date in which the bonds invested in by the Portfolio will mature or if the Portfolio operates similar to a target date fund.

Response: The Registrant has made the requested change.

5.Comment: In the “Principal Investment Strategies” section, explain how the Portfolio’s investment in the

Central Portfolio will comply with Section 12(d) of the Investment Company Act of 1940.

Response: Section 12(d) of the 1940 Act limits the ability of a registered fund to invest in securities issued by another registered fund beyond certain thresholds. Rule 12d1-4 permits a registered or regulated investment company (an acquiring fund) to acquire the securities of any other registered or regulated investment company (an acquired fund) in excess of the limits in Section 12(d)(1) of the 1940 Act, provided certain conditions are met, including required findings.

The Registrant affirms that all conditions to comply with Section 12(d) have been met. The Registrant notes that the Portfolio’s Statement of Additional Information includes information about Rule 12d1-4 and funds of funds arrangements and does not believe disclosure in the Fund’s prospectus is required.

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6.Comment: In the “Principal Investment Strategies” of the prospectus, explain whether the Central

Portfolio consists of various separate sleeves with different target dates and whether and how they segregate investments. Also, briefly identify the types of bonds and issuers in the Central Portfolio.

Response: The Registrant submits that the Central Portfolio normally invests in intermediate and long- term debt obligations that are rated investment grade by the major ratings services, or, if unrated, considered to be of comparable quality by PGIM Fixed Income, subadviser to both the Portfolio and the Central Portfolio, and high-quality money market instruments. These investments are the same as those types investments that satisfy the Portfolio’s 80% test. The Central Portfolio does not segregate its investments into different sleeves based on target maturity dates.

The Registrant has reviewed the disclosure and believes it accurately describes the types of investments that will be held by the Portfolio and so respectfully declines to make additional changes at this time.

7.Comment: In the “Principal Investment Strategies” section of the prospectus, clarify whether the Central Portfolio can invest in foreign securities and if so, state whether it can invest in emerging markets issuers. If the Central Portfolio can invest in emerging markets issuers, disclose how the Central Portfolio defines

“emerging markets.”

Response: The Registrant submits that neither the Portfolio nor the Central Portfolio currently invests in emerging markets issuers as part of its principal investment strategies. The Registrant also notes that the

Portfolio’s principal investment strategies disclosure states that the Central Portfolio also may invest up to 10% of its total assets in bonds (debt securities) issued outside the US by US or foreign issuers, whether or not such securities are denominated in the US dollar, and that foreign investment risk is disclosed as a principal risk of the Portfolio. Accordingly, the Registrant respectfully declines to make additional changes at this time.

8.Comment: In the “Principal Investment Strategies” section of the prospectus, clarify what it means for a registered investment company to mature on a certain date. In addition, please explain how the Central Portfolio will be managed around the year 2036. If securities will be moved into cash in the last year, disclosure should indicate as such.

Response: As noted in the response to Comment # 4 above, additional disclosure has been added to the

Portfolio’s principal investment strategies to reflect the Portfolio’s target maturity for bonds and other debt investments. As noted in the response to Comment # 6 above, the Central Portfolio does not segregate its investments into different sleeves based on target maturity dates and therefore the Registrant does not believe additional disclosure regarding the Central Portfolio’s management of target maturities to the year 2036 is necessary at this time. The Registrant notes that the Portfolio’s principal investment strategies disclose that, as the Portfolio nears the date included in it’s name, it will reallocate investments away from the Central Portfolio while continuing to seek its investment objective.

9.Comment: In the “Principal Investment Strategies” section, explain the meaning of the sentence,

“Contract owners cannot select the Portfolio for investment,” and whether this means that the Portfolio is not available for direct investment. Also indicate if the Portfolio is used as a sweep account or a mandatory asset allocation.

Response: The Portfolio may be used in connection with certain living benefit programs, including, without limitation, certain “guaranteed minimum accumulation benefit” programs and certain “guaranteed minimum withdrawal benefit” programs. The Contracts investing in these Portfolios are issued by the Participating Insurance Companies, and Contract owners cannot select the AST Bond Portfolio 2036 or specific other portfolios for investment. Instead, if a Contract owner selected certain benefits under their Contract, the Contract owner’s account value may be allocated to and from the Portfolio in accordance with a mathematical formula set forth under the Contract.

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The Registrant submits additional disclosure is not needed, as this disclosure is already included in the Registration Statement.

10.Comment: Please explain why the “Principal Risks” section includes certain risks that may not be principal risks of the Portfolio.

Response: The Registrant submits that this Registration Statement will be incorporated into a larger Registration Statement on May 1, 2025 with other portfolios of the Registrant as part of the Registrant’s annual update. As a result, certain risks that are disclosed may apply to other portfolios.

11.Comment: In the “Principal Risks,” section given recent interest rate cuts, please review and verify the accuracy of the language that discusses that interest rates (in the US and globally) are rising.

Response: In response to the Staff’s comment, the Registrant has made revisions to the disclosures related to interest rate risk.

12.Comment: In the “More Detailed Information on how the Portfolio Invests” section the second paragraph in the introduction is missing some words. Please add language to state, “Although every effort has been made to achieve its objective…”

Response: The Registrant has reviewed and revised the disclosure.

13.Comment: In the “More Detailed Information on how the Portfolio Invests” section, reconcile the statement that the Portfolio has a policy to invest at least 80% of its assets in a particular category of investments with language in the Summary stating that the Portfolio invests 95% of its assets in the Central Portfolio.

Response: As described in the response to Comment # 2 above, the Registrant respectfully submits that the Portfolio’s disclosure of its strategy to invest 95% of its assets in the Central Portfolio does not contradict the Portfolio’s 80% investment policy but rather is a means to satisfy it. As such, the Registrant declines to make any changes to disclosure in response to the Staff’s comments at this time.

STATEMENT OF ADDITIONAL INFORMATION:

14.Comment: In the “Fundamental Investment Restrictions” section, include an explanatory section summarizing the applicable rules of the Investment Company Act of 1940.

Response: The Registrant respectfully declines to make any disclosure changes in response to the Staff’s comment as the Registrant believes disclosures about the Registrant’s fundamental investment restrictions complies with the disclosure requirements of Item 16 of Form N-1A.

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Please contact the undersigned at (973) 420-6867 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez

Vice President and Corporate Counsel

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